

September 27, 2018

Anabelle L. Chua
Chief Financial Officer
PLDT Inc.
Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines

> **Re: PLDT Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed April 5, 2018**
> **File No. 001-03006**

Dear Ms. Chua:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Telecommunications